Exhibit 23.2


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

                       CONSENT OF INDEPENDENT ACCOUNTANTS

      We consent to the incorporation by reference in the Registration Statement on Form S-8 of Winston Resources, Inc. (the "Company") to be filed on or about August 21, 1997 with respect to shares of Common Stock of the Company issuable pursuant to its Incentive Program, of our report dated March 11, 1996 on the financial statements for the year ended December 31, 1995 (which report indicates that we did not audit the presentation of pro forma net loss, pro forma net loss per share and information relating to the fair value of stock options, as presented in Note 9 to the financial statements) included in the Annual Report on Form 10-KSB of the Company for the year ended December 31, 1996.


                                           Richard A. Eisner & Company, LLP

                                           _____________________________

New York, New York
August 21, 1997


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